Exhibit 12.1

ADOMANI, Inc.

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,					Six Months Ended June 30,
	2017	2016	2015	2014	2013	2018
	(in thousands)
Earnings:
Income (loss) before income taxes	$(21,903)	$(10,685)	$(6,035)	$(2,187)	$(1,890)	$(8,261)
Add: Fixed charges	346	1,174	722	80	32	37
Add: Amortization of capitalized interest	–	–	–	–	–	–
Subtract: Capitalized interest	–	–	–	–	–	–
Total earnings (losses)	$(21,557)	$(9,511)	$(5,313)	$(2,107)	$(1,858)	$(8,224)

Computation of fixed charges:
Interest expense	302	1,148	702	65	1	14
Capitalized interest	–	–	–	–	–	–
Estimated interest component of rent expense[1]	44	26	20	15	31	23
Total fixed charges	$346	$1,174	$722	$80	$32	$37
Ratio of earnings to fixed charges[2]	–	–	–	–	–	–

1	One-third of rent expense was included in the calculation as it is a reasonable approximation of the interest component.

2	Our earnings were inadequate to cover fixed charges for the years ended December 31 2017, 2016, 2015, 2014, 2013, and for the six months ended June 30, 2018 by $21.9 million, $10.7 million, $6 million, $2.2 million, $1.9 million, and $8.3 million, respectively.